Exhibit 6.1

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(thousands of pesos
	and share amounts, except per share)

Weighted average shares (Basic EPS) U.S. GAAP	789,819	789,819	789,819	560,176	247,853
Weighted average shares (Diluted EPS) U.S. GAAP	833,588	833,611	829,337	606,144	404,479
Net (loss) Income under U.S. GAAP for basic computation	(866,409)	(377,435)	(240,058)	160,999	(527,279)
Preferred stock dividend under US GAAP not available for common shareholders	—	—	—	—	(539,738)
Amount allocated to preferred shareholders	—	—	—	—	—
Net (loss) Income under U.S. GAAP for dilutive computation	(866,409)	(377,435)	(240,058)	160,999	12,459
Basic EPS U.S. GAAP	(1.10)	(0.48)	(0.30)	0.29	(2.13)
Diluted EPS U.S. GAAP	(1.10)	(0.48)	(0.30)	0.27	0.03
Weighted average shares (Basic EPS) MFRS	789,819	789,819	789,819	560,176	442,928
Weighted average shares (Diluted EPS) MFRS	—	—	—	606,144	467,628
Net (loss) Income under MFRS for basic computation	(1,184,879)	(303,558)	(437,763)	36,196	(29,267)
Net (loss) Income under MFRS for dilutive computation	(1,184,879)	(303,558)	(437,763)	36,196	(29,267)
Basic EPS MFRS	(1.50)	(0.38)	(0.55)	0.06	(0.07)
Diluted EPS MFRS	—	—	—	0.06	(0.06)